Exhibit 99.1

[Bank of Bermuda Logo]

Bank of Bermuda Board approves IT outsourcing plans

(Hamilton, Bermuda, 11 December 2002) Bank of Bermuda today announces that its Board of Directors has approved the plan to outsource the Bank’s IT applications, infrastructure and capital projects management. The Board has authorised management to conclude contracts with EDS and Cable & Wireless (C&W), subject to employee consultation and regulatory and immigration approvals.

Outsourcing these services will be a significant step forward for the Bank providing cost-effective access to the IT and technology that will be needed to support its business growth and development, while allowing management to focus on the Bank’s core competencies.

The proposed twelve year contract with EDS is estimated to be worth $375 million and the proposed five year contract with C&W is worth approximately $20 million. It is anticipated that approximately 290 Bank of Bermuda IT employees would transfer to EDS.

The Bank expects negotiations with EDS and Cable & Wireless will conclude in the new year at which time further details will be announced.

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Notes to Editors:

•     About Bank of Bermuda
Founded in 1889, Bank of Bermuda is a leading provider of fund administration, trust, custody, asset management and banking services. It is a global organisation, with headquarters in Bermuda and a network spanning 15 other key financial and offshore centres, including Cayman Islands, Cook Islands, Dublin, Guernsey, Hong Kong, Isle of Man, Jersey, London, Luxembourg, New York, New Zealand, Singapore, Bahrain and Switzerland. Listed on Nasdaq (BBDA) and the Bermuda Stock Exchange (BOB), Bank of Bermuda has total assets of $10.8

[Press Release]

billion (as at 31 December 2001) and approximately $100 billion in assets under administration. Further information on Bank of Bermuda can be found at www.bankofbermuda.com.

Media contact:
Anna Lowry
Bank of Bermuda
Telephone: (+441) 299 6157
Fax: (+441) 299 6559
E-mail: lowryal@bankofbermuda.com